Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

November 3, 2016

AAM Team,

Today is an exciting day for AAM.  This morning we announced that AAM has entered into a definitive agreement to acquire Metaldyne Performance Group (MPG).

MPG is a leading provider of highly engineered components for the global light vehicle, commercial vehicle and industrial markets.  MPG possesses deep expertise in a wide variety of metal forming processes and complex powertrain components, with a special focus on developing light-weight performance solutions.  MPG has a solid market position, generates strong profit margins and cash flow, and is well positioned for long-term growth.

By combining with such a capable partner, we will create a more powerful company – a premier global    Tier 1 supplier with the power to deliver a comprehensive portfolio of high quality, highly engineered components, modules and sub-systems across multiple engine, transmission and driveline applications.  On a combined basis, AAM will have sales of nearly $7 billion with more than 25,000 associates and over 90 manufacturing facilities, engineering centers and business offices serving customers on a multitude of global and regional platforms in the light vehicle, commercial vehicle and industrial markets.

AAM and MPG share a common commitment to quality, operational excellence and technology leadership, key attributes of the AAM brand and how we Deliver POWER.  By leveraging these core cultural values and combining the best practices of both companies into one world-class operating system, AAM will be better positioned than ever to deliver value to our customers and provide challenging and rewarding career opportunities for our associates.

In addition to enhancing the ability of both companies to successfully compete in the markets they currently serve, this strategic combination is compelling for many other reasons:

●	Creates a company with a stronger financial profile with greater size and scale;

●	Significantly accelerates AAM’s product and customer diversification objectives;

●	Improves balance in program and served market concentrations;

●	Presents many new opportunities to leverage vertical integration capabilities; and

●
Creates the potential for new and enhanced product offerings resulting from complementary product, process and systems technologies that are focused on addressing the key megatrends of light-weighting, fuel efficiency, vehicle safety and driving performance.

AAM expects to complete the purchase of MPG in the first half of 2017, subject to regulatory and shareholder approvals and other customary closing conditions. Until this occurs, both companies will continue to operate separately as they do today.

The most important thing for all of us to remember is that we must remain laser focused on running our current business.  This includes maintaining our high standards of quality, warranty, reliability and       delivery performance on a daily basis, as well as continuing to deliver flawless and anonymous launches      to our customers.

As with any transaction of this size, the integration process will take time. We plan to communicate more information, as quickly as we can.  To get things started, we will have a PowerHour meeting today at 12:30 PM ET to discuss this transaction in greater detail for our associates in North America, South America and Europe.  An additional PowerHour meeting will be held this evening at 9:00 PM ET for our associates in India and Asia.  A press release announcing the transaction is also available on our internal portal and the aam.com website.

In addition to today’s strategic acquisition announcement, we also reported our Third Quarter of 2016 financial results, which continued a trend of strong operational and financial performance for AAM and keep us on track for a record year of sales and profitability in 2016.  Key highlights of AAM’s third quarter of 2016 performance are summarized below:

●	Sales of $1.007 billion

●	Net income of $61.7 million, or $0.78 per share

●	Adjusted EBITDA* of $156.7 million, or 15.6% of sales

●	Net cash provided by operating activities of $107.5 million

●	Free cash flow* of $54.6 million

(*)  For a definition of Adjusted EBITDA and Free Cash Flow, please refer to the aam.com website or our Third Quarter 2016 earnings announcement.

Today’s announcements will likely generate interest from customers, suppliers, media and other interested parties. Consistent with AAM’s media policy, if you receive any inquiries from parties outside AAM, please forward them to Christopher Son at chris.son@aam.com.

This is a great day for AAM.  I look forward to your support and contributions that will allow us to harness the power of this combination to serve our customers and our industry in new and exciting ways for many years to come.

I truly believe AAM’s best days are ahead of us.

We are AAM. We are Delivering POWER.

David C. Dauch
Chairman & Chief Executive Officer

Important Information for Stockholders and Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AAM or MPG.  Subject to future developments, AAM will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction.  Investors are urged to read the joint proxy statement/prospectus and other documents filed by AAM with the SEC in connection with the proposed transaction when they become available, as these documents will contain important information.  Those documents, if and when filed, as well as AAM’s other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at AAM’s website at http://www.aam.com.  Investors may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from AAM by directing a request to American Axle & Manufacturing, Inc., One Dauch Drive, Detroit, Michigan 48211, USA, Attention: Investor Relations, Telephone: +1 313-758-2404.

Participants in Solicitation

AAM and its directors, executive officers and other members of its management and employees may be deemed to be participants in a solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding AAM’s directors and executive officers is available in AAM’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 24, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.